EXHIBIT 99.4

United States Department of State
Washington, D.C. 20520

August 23, 2002

Office of the Secretary
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jonathan G. Katz, Secretary

Re: Disclosures by USEC Inc. of Amendment No. 16 to the HEU Implementing Contract

Dear Sir,

     USEC has requested that the State Department provide this letter to notify you that Amendment No. 16 (“Amendment No. 16”) to the Contract between United States Enrichment Corporation, Executive Agent of the United States of America, and OAO Techsnabexport, Executive Agent of the Ministry of Atomic Energy, Executive Agent of the Russian Federation, dated January 14, 1994 (the “Russian Contract”) is currently classified as Confidential by the U.S. Department of State under Executive Order 12958 for protection in the interest of U.S. foreign policy. Amendment No. 16 was signed in February 2002 by United States Enrichment Corporation, and became effective on June 19, 2002 following approval by the governments of the United States and the Russian Federation.

     United States Enrichment Corporation is wholly owned by USEC Inc. (“USEC”), which files periodic reports under the Exchange Act. While disclosure of certain information relating to Amendment No. 16 (such as the summary information provided in the Current Report on Form 8-K, filed by USEC on June 21, 2002) would not be contrary to the interests of U.S. foreign policy, Amendment No. 16 is classified and therefore must be handled in conformance with Executive Order 12958. It can be provided to government officials with appropriate security clearances, but cannot be disseminated to the general public.

               I hope this letter is helpful. Please contact me if there are questions about this issue.

Sincerely,

James P. Timbie

Senior Advisor to the Under Secretary for Arms Control and International Security